Exhibit 3.1

EXHIBIT A

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

PERINI CORPORATION

(effective by action of the Board of Directors of Perini Corporation as of June 30, 2008)

Section 2.1 of the Bylaws is hereby amended and restated in its entirety to read as follows:

Annual Meeting. The annual meeting of the stockholders shall be held within six months after the end of the fiscal year of the corporation (other than the 2008 annual meeting of the stockholders, which shall be held during the calendar year 2008 or as otherwise required pursuant to Chapter 156D of the General Laws of Massachusetts), at the hour, date and place which is fixed by the board of directors, the chairman of the board or the president.

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